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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of,         June                                         2006
                          ---------------------------------------     ----------
Commission File Number    001-14620
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                      Crystallex International Corporation
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                 (Translation of registrant's name into English)

        18 King Street East, Suite 1210, Toronto, Ontario, Canada M5C 1C4
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                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

              Form 20-F                       Form 40-F  X
                        ----------------                ----------------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):


         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

              Yes                             No  X
                   ------------------            ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________

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                    DOCUMENTS INCLUDED AS PART OF THIS REPORT


     Document

         1           Press release, dated June 13, 2006.

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                                                                      DOCUMENT 1


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[CRYSTALLEX GRAPHIC OMITTED]


For Immediate Release                                              June 13, 2006
                                                                     RM: 10 - 06

                 Crystallex Comments on Venezuelan Mining Policy


TORONTO, ONTARIO, June 13, 2006 - Crystallex International Corporation (TSX:
KRY) (Amex: KRY) - commented today that there has been considerable confusion resulting from yesterday's press coverage on possible revisions to the Venezuelan mining law, namely the incorporation of mixed companies as an exploitation structure in the mining sector. The Government stake in such mixed companies would be at least 51%.

The Crystallex share price has been negatively impacted as the market seems to have interpreted the comments about mixed companies in the mining sector to mean that this structure has now become the only model under which mining will be allowed in Venezuela.

It is important therefore to stress that the mixed company model under discussion is not applicable to the Crystallex Las Cristinas operating contract, as Article 11 of the current draft mining law specifically provides for exploitation by way of operating contract, in a manner separate and distinct from the mixed company structure contemplated elsewhere in the draft. A translation of Article 11 is provided as follows:

         "Article 11: For the purposes of this Law, operation contracts shall be understood as those legal arrangements entered into between National Social Mining Production Corporation and private legal entities, for the rendering of services within the work frame of exploration activities and rational and sustainable exploitation of mineral resources."

Crystallex holds a valid and binding operating contract issued by the state through the Corporacion Venezolana de Guayana ("CVG"), its regional natural resource development arm, that was officially approved and endorsed by the Ministry of Basic Industries and Mining ("MIBAM") in March of this year. As noted in the Venezuelan press yesterday, MIBAM was the entity responsible for preparing the mining law reform working paper and providing it to the National Assembly.

About Crystallex

Crystallex International Corporation is a Canadian based gold producer with significant operations and exploration properties in Venezuela. The Company's principal asset is the Las Cristinas property in Bolivar State that is currently under development and which is expected to commence commercial gold production in 2008 at an initial annualized rate of some 300,000 ounces. Other assets include the Tomi Mine, certain Lo Increible properties and the Revemin Mill. Crystallex shares trade on the TSX (symbol: KRY) and AMEX (symbol: KRY) Exchanges.

For Further Information:

Investor Relations Contact: A. Richard Marshall, VP at (800) 738-1577 Visit us on the Internet: http://www.crystallex.com or Email us at: info@crystallex.com

NOTE: This Release may contain forward-looking statements within the meaning of
Section 21E of the Securities Exchange Act of 1934, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Crystallex, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events, or results to differ from those reflected in the forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements. Specific reference is made to "Narrative Description of the Business - Risk Factors" in the Company's Annual Information Form ("AIF"). Forward-looking statements in this release including, without limitation to, statements regarding the expectations and beliefs of management include the following: gold price volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled "Risk Factors" in Crystallex's AIF, annual report, and elsewhere in documents filed from time to time with the Canadian provincial securities regulators, the United States Securities and Exchange Commission ("SEC"), and other regulatory authorities.

The Toronto Stock Exchange has not reviewed this release and does not accept responsibility for the adequacy or accuracy of this news release.

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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       CRYSTALLEX INTERNATIONAL CORPORATION
                                   ---------------------------------------------
                                                  (Registrant)

Date:   June 21, 2006                  By: /S/ DAN HAMILTON
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                                           Name:  Dan Hamilton
                                           Title: Chief Financial Officer